May 27, 2026

Olga A. Stevens
Director and Vice President - Finance
Shell Finance US Inc.
150 N. Dairy Ashford
Houston, Texas 77079

        Re: Shell Finance US Inc.
            Registration Statement on Form F-4
            Filed May 22, 202
            File No. 333-296155
Dear Olga A. Stevens:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Kevin Dougherty at 202-551-3271 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Andrew J. Pitts